14860 Montfort Dr., Suite 250   Dallas, TX.  75254      PHONE:  972-458-1701      FAX:  972-458-1737

April 29, 2013

US Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C.  20549-3561

Attention: Maryse Mills-Apenteng

Re:  Claimsnet.com, Inc. (the “Company”)
Preliminary Information Statement on Schedule 14C (the “Schedule 14C”)
Filed March 27, 2013
File No. 001-14665

Ladies and Gentlemen,

In response to your letter of April 8, 2013, please be advised that the Company will not be completing the Schedule 14C and, therefore, will not be providing a substantive response to your comments.  The Company has decided not to pursue at this time the reverse stock split or name change as described in the Schedule 14C.

This will be reflected in a Form 8-K that we anticipate will be filed with the Securities and Exchange Commission on or before April 30, 2013.

Please accept this response letter and the filling of the 8-K as our formal request for you to close the file on the Schedule 14C.

If you have any questions with the respect to the foregoing, please contact our counsel, Mark Wigder, at 214-237-6385

Sincerely,

s/ Don Crosbie
Don Crosbie
President and Chief Executive Officer

cc:	Ryan Houseal, Securities and Exchange Commission Mark D. Wigder, Looper Reed & McGraw, PC